U.S. Securities and Exchange Commission

                              Washington, DC 20549

                          Notice of Exempt Solicitation
                       Submitted pursuant to Rule 14a-6(g)

1.  Name of the Registrant:

The MONY Group Inc.

2.  Name of persons relying on exemption:

Southeastern Asset Management, Inc. and Longleaf Partners Small-Cap Fund

3.  Address of persons relying on exemption:

6410 Poplar Ave., Suite 900, Memphis, TN 38119

4.  Written materials.  The following written materials are attached:

Exhibit 1: Press Release dated April 30, 2004.